Lonerider Spirits, LLC



ANNUAL REPORT

8816 Gulf Court, Suite 100

Raleigh, NC 27617

(919) 667-8323

https://loneriderspirits.com/

This Annual Report is dated December 9, 2024.

BUSINESS

Overview

Lonerider Spirits is a North Carolina-based distillery. The company has leveraged its extensive distribution network to achieve over 600 points of distribution across the state. Known for creating unique bourbon products with distinctive flavor profiles, Lonerider Spirits has received numerous awards and established a significant presence in the North Carolina spirits market.

Business Model

Lonerider Spirits has established two locations, with a third on the way: a home distillery and cocktail bar in Durham, a micro-distillery room inside the Wake Forest Hideout location, and an upcoming micro-distillery room and bottle shop in the Oak Island Hideout location. Combined, the Lonerider brand boasts five locations, including the original brewery and cocktail bar in Raleigh, a taproom at Raleigh-Durham International Airport, a taproom in Wake Forest, and a waterfront restaurant, concert venue, and marina in Oak Island, all of which allow more people to experience Lonerider's craft spirits and beers.

Intellectual Property

Lonerider Spirits employs a distinctive finishing process for its bourbons, using barrels that previously aged other spirits or beers. This process has resulted in products such as Sherry Cask Bourbon, Deadwood Stout Finished Bourbon, and Tequila Cask Bourbon. The company has taken steps to protect its proprietary methods and branding to maintain the exclusivity of its products. Its strong brand recognition and award-winning products are integral to its intellectual property strategy.

Corporate Structure

Lonerider Spirits, LLC is the parent company of Lonerider Spirits-Durham LLC, a wholly-owned subsidiary which has operated under the Company since March 22, 2021.

Previous Offerings

Name: Class CF Units

Type of security sold: Equity

Final amount sold: $129,239.00

Number of Securities Sold: 32,309

Use of proceeds: Pembroke, NC location construction costs, Durham, NC location construction costs, Wake Forest, NC location construction costs, legal fees for crowdfunding, ongoing operations

Date: April 30, 2022

Offering exemption relied upon: Regulation CF

Name: Class B Units

Type of security sold: Equity

Final amount sold: $231,303.00

Number of Securities Sold: 123,033

Use of proceeds: Inventory, Marketing and Sales

Date: May 27, 2021

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $75,000.00

Use of proceeds: Inventory, Marketing and Sales

Date: August 01, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

There was a significant increase in revenue from $243,499.03 in 2022 to $487,826.00 in 2023, representing a 100.4% growth.

Cost of Sales

COGS also rose, from $145,776.72 in 2022 to $172,424.00 in 2023, but at a slower rate (18.3% increase).

Expenses

Total expenses in 2022 was $358,530.11. In 2023, total expenses increased significantly to $561,903, representing a 56.7% rise.

Gross Margins

The company reduced its net loss from -$308,996.33 in 2022 to -$240,657.00 in 2023, reflecting a 22.1% improvement.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are already established in the market. Past cash was primarily generated through sales and equity investments. Our goal is to raise 1.5 million to build out our team and expand our reach in the market and generate more sell though.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $-39,213.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sumit Vohra

Sumit Vohra's current primary role is with Lonerider Brewing Company. Sumit Vohra currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Chairman of the Board (Part Time)

Dates of Service: August, 2018 - Present

Responsibilities: Sumit is founder and chairman of the company. He does not currently receive compensation and owns 62.2% of the company's assets. He spends 20 hours a week at Lonerider Spirits.

Other business experience in the past three years:

Employer: Lonerider Brewing Company

Title: CEO

Dates of Service: January, 2009 - Present

Responsibilities: Sumit is CEO and Chief Drinking Officer of Lonerider Brewing Company.

Name: Derek Tenbusch

Derek Tenbusch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Marketing, Secretary, Treasurer

Dates of Service: January, 2019 - Present

Responsibilities: Derek oversees all marketing activity including events, social media, website development and email marketing. He receive annual compensation of $65,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units

Member Name: Sumit Vohra

Amount and nature of Beneficial ownership: 1,262,642

Percent of class: 62.2

Title of class: Class A Units

Member Name: Mihir Patel

Amount and nature of Beneficial ownership: 767,481

Percent of class: 37.8

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

The company has authorized Class A Units, Class B Units, Class W-1 Units, Class W-2 Units, CF Units, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,984,125 of CF Units.

Class A Units

The amount of security authorized is 2,030,123 with a total of 2,030,123 outstanding.

Voting Rights

The holders of Class A Units are entitled to one vote per Unit. Unless otherwise specifically set forth in the Operating Agreement, any matters requiring the approval of the Members must be approved by the holders of a majority of the outstanding Class A Units and Class W Units, voting together as a single class.

Material Rights

Voting Rights. The holders of Class A Units are entitled to one vote per Unit. Unless otherwise specifically set forth in the Operating Agreement, any matters requiring the approval of the Members must be approved by the holders of a majority of the outstanding Class A Units and Class W Units, voting together as a single class.

Inspection Rights. The holders of Class A Units may inspect any books and records of the Company.

Right of First Refusal. Prior to selling any Class A Units, Class B Units or Class W Units, the holder thereof, must offer them first, to the Company, and second to the holders of Class A Units and Class B Units.

Distributions. Any distributions shall be made in the following order: First, to the holders of Class A Units and Class B Units until they receive a return of their entire capital contributions, which currently amounts to $129,239. Second, to the holders of Class A Units, Class B Units and Class W Units (the "Preferred Return Units") until such time as they receive a preferred return in the aggregate amount of $12M less total capital contributions as of the first CF date. Third, to the holders of Class CF Units, until they receive a return of their entire capital contributions. Fourth, to the holders of Preferred Return Units, until they receive an additional preferred return in the aggregate amount of $4,500,000. Finally, to the holders of all Units, on a pro rata basis, however, distributions to the holders of Class W Units shall be subject to any distribution thresholds that may then exist.

Class B Units

The amount of security authorized is 3,602,483 with a total of 3,602,483 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

Voting Rights. The holders of Class B Units have no voting rights.

Inspection Rights. The holders of Class B Units may inspect any books and records of the Company.

Right of First Refusal. Prior to selling any Class A Units, Class B Units or Class W Units, the holder thereof, must offer them first, to the Company, and second to the holders of Class A Units and Class B Units.

Distributions. See above.

Class W-1 Units

The amount of security authorized is 562,500 with a total of 562,500 outstanding.

Voting Rights

The holders of Class W-1 Units are entitled to one vote per Unit and the holders of Class W-2 Units have no voting rights. Unless otherwise specifically set forth in the Operating Agreement, any matters requiring the approval of the Members must be approved by the holders of a majority of the outstanding Class A Units and Class W Units, voting together as a single class.

Material Rights

Voting Rights. The holders of Class W-1 Units are entitled to one vote per Unit and the holders of Class W-2 Units have no voting rights. Unless otherwise specifically set forth in the Operating Agreement, any matters requiring the approval of the Members must be approved by the holders of a majority of the outstanding Class A Units and Class W Units, voting together as a single class.

Inspection Rights. The holders of Class W Units may inspect any books and records of the Company.

Right of First Refusal. Prior to selling any Class A Units, Class B Units or Class W Units, the holder thereof, must offer them first, to the Company, and second to the holders of Class A Units and Class B Units.

Distributions. See above.

Class W-2 Units

The amount of security authorized is 65,750 with a total of 65,750 outstanding.

Voting Rights

There are no voting rights associated with Class W-2 Units.

Material Rights

Voting Rights. The holders of Class W-1 Units are entitled to one vote per Unit and the holders of Class W-2 Units have no voting rights. Unless otherwise specifically set forth in the Operating Agreement, any matters requiring the approval of the Members must be approved by the holders of a majority of the outstanding Class A Units and Class W Units, voting together as a single class.

Inspection Rights. The holders of Class W Units may inspect any books and records of the Company.

Right of First Refusal. Prior to selling any Class A Units, Class B Units or Class W Units, the holder thereof, must offer them first, to the Company, and second to the holders of Class A Units and Class B Units.

Distributions. See above.

CF Units

The amount of security authorized is 76,922 with a total of 76,922 outstanding.

Voting Rights

There are no voting rights associated with CF Units.

Material Rights

Voting Rights. The holders of Class CF Units have not voting rights.

Inspection Rights. The holders of Class CF Units may inspect only those records of the Company, as required under Section 57D-3-04, subsections (1)–(5) of the North Carolina Limited Liability Company Act.

Distributions. See above.

SAFE

The security will convert into Class b units and the terms of the SAFE are outlined below:

Amount outstanding: $75,000.00

Maturity Date: December 01, 2025

Interest Rate: 0.0%

Discount Rate: 50.0%

Valuation Cap: None

Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the

Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The CF Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Our failure to comply with governmental regulations could adversely affect our business. The alcohol beverage business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to, environmental matters, health and safety codes, liquor sales, the preparation, labeling, packaging and sale of alcohol and employment. We will specifically rely on liquor licenses to operate our business, and to manufacture, sell and distribute our products. While we believe we can operate in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in our operation. Our failure to comply with these laws could result in required renovations to our facilities, litigation, fines, penalties, judgments or other sanctions including the temporary suspension of operations. In addition, our inability to obtain, or loss of, one or more liquor licenses would have an adverse effect on our business. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting alcoholic beverage products. Also, the distribution of alcoholic beverage products is subject to extensive taxation, including, but not limited to, import taxes. An increase in taxes could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages. Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales. The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations. The holders of certain Preferred Units are entitled to $12.5 million in preferential distributions before any distributions are received by the holders of CF Units. As of the date hereof, the holders of preferred units ("Preferred Return Units") are entitled to receive $12,500,000 in distributions before any distributions are made to the holders of CF Units. After such preferred distribution and the return of all capital contributions to the holders of CF Units, the holders of Preferred Return Units are entitled to receive an additional $4,500,000 in preferred returns, before any further distributions are made to the holders of CF Units. In addition, there are $129,239.00 in unreturned capital contributions from the holders of CF Units sold in a prior offering. The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 9, 2024.

Lonerider Spirits, LLC

By   /s/ *Sumit Vohra*

    Name: Lonerider Spirits, LLC

    Title: CEO, Chairman of the Board (Part Time)

Exhibit A

FINANCIAL STATEMENTS

I, Sumit Vohra, the Chairman and CEO of Lonerider Spirits, LLC, hereby certify that the financial statements of Lonerider Spirits, LLC and notes thereto for the periods ending December 31st, 2022 and December 31st, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $465,792; taxable income of ($331,309) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the October 31st, 2024.



Chairman and CEO

October 31st, 2024

Lonerider Spirits, LLC
Balance Sheet
As of December 31, 2022

Account	Total
Assets	
Current Assets	
Bank Accounts	
Dogwood State Bank - 2020 PPP Loan	--
Lonerider Checking	10,685.64
PayPal	--
Savings	17.45
Total for Bank Accounts	**$10,703.09**
Accounts Receivable	
Accounts Receivable (A/R)	12,061.40
Total for Accounts Receivable	**$12,061.40**
Other Current Assets	
1175 Prepaid Royalties	--
Equity	--
Inventory Asset	210,980.63
Loans to Others	3,045.70
Loans to Others (deleted-1)	--
Loan to Lonerider Brewing Company	--
Uncategorized Asset	--
Undeposited Funds	-8,670.54
Total for Other Current Assets	**$205,355.79**
Total for Current Assets	**$228,120.28**
Fixed Assets	
1300 Capital Lease Assets	36,367.44
1990 Accumulated Depreciation	-110,665.26
1995 Accumulated Amortization	-23,974.79
Fixed Asset Other Tools Equipment	78,753.31
Jeep	21,748.77
Toyota	--
Vehicles	22,000.00
Total for Fixed Assets	**$24,229.47**
Other Assets	
1150 Security Deposits	2,102.00
1200 Trademark License	50,000.00
Total for Other Assets	**$52,102.00**
Total for Assets	**$304,451.75**
Liabilities and Equity	
Liabilities	

Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	7,628.08
Total for Accounts Payable	**$7,628.08**
Credit Cards	
Bill (Divvy) 2279	875.88
Capital One Reward Credit (deleted)	--
Capital One Spark Credit Card	149.74
Chase Card 4847	3,154.06
Chase Card Kasey (deleted)	--
Chase Card Lauren (deleted)	--
Chase Card Sumit (deleted)	--
CitiBusiness AA card	1,317.71
Total for Credit Cards	**$5,497.39**
Other Current Liabilities	
Loan from/to Lonerider Brewing Company	--
Loan Payable to Chris	--
Loan Payable to Sumit	--
Loan repayment to Chris	--
Loan repayment to Chris (deleted)	--
Loan repayment to Sumit	--
PPP Loan Dogwood State Bank	--
Revolving LOC - First Bank CL 8602	--
Sales Tax Payable	776.41
THEREISNOBOX Loan	40,000.00
Total for Other Current Liabilities	**$40,776.41**
Total for Current Liabilities	**$53,901.88**
Long-term Liabilities	
2100 Lease Payable	12,018.74
Other Long Term Liabilities - Founders Club Barrel Bonds	229,527.90
PPP Loan 2020 - Notes Payable	--
SBA 2020 Loan - Notes Payable	132,500.00
Suntrust Loan - Jeep	15,849.75
Suntrust Loan - Toyota	--
Total for Long-term Liabilities	**$389,896.39**
Total for Liabilities	**$443,798.27**
Equity	
Retained Earnings	-1,357,148.49
Net Income	-308,996.33
3000 Equity - Investors	1,397,559.30
3265 WeFunder Crowdfunding SVP - Partner's Equity	129,239.00
Opening Balance Equity	--
Total for Equity	**-$139,346.52**

Total for Liabilities and Equity   **$304,451.75**

Lonerider Spirits, LLC
Profit and Loss
January - December 2022

		Total
Income		
41000 Other Distillery Income		816.81
41100 Distillery Revenue - Wholesale Packaged Spirit		235,180.70
42200 Other Distillery Income - 4505 - Other Income		7,532.43
Discounts/Refunds Given		-30.91
Total Income	$	**243,499.03**
Cost of Goods Sold		
51000 Cost of Goods Sold		67,479.33
51100 COGS - DS&M - CoPack - Raw Materials		2,550.00
51200 COGS - DS&M - CoPack - Packaging		29,428.37
51300 COGS - DS&M - CoPack - Packing Fees		39,468.38
53100 COGS - Distillery Shipping - Shipping In - NC		5,258.75
53200 COGS - Distillery Shipping - Shipping Out - VA		1,591.89
Total 51000 Cost of Goods Sold	$	**145,776.72**
Total Cost of Goods Sold	$	**145,776.72**
Gross Profit	$	**97,722.31**
Expenses		
1250 Start-Up Costs		31,835.68
68000 Taxes		
68150 Taxes - Federal Excise Taxes		462.00
68400 Taxes - Property Taxes		449.51
68450 Taxes - Vehicle Tax/Registration		243.26
Total 68000 Taxes	$	**1,154.77**
73100 Rent Expense		12,826.80
74000 Office Expenses		
74250 Office Expenses - Postage & Shipping		1,333.17
74300 Office Expenses - Office Supplies		9,994.80

74350 Office Expenses - Software-Operations		6,970.24
Total 74000 Office Expenses	$	**18,298.21**
75000 Marketing & Promotion		
75100 Marketing & Promotion - Marketing Team		31,153.95
75350 Marketing & Promotion - Events/Festivals/Awards		3,350.00
75650 Marketing & Promotion - Account Support (Promo)		69.81
75900 Marketing & Promotion - Promotional Material		4,132.17
75950 Marketing & Promotion - Online Marketing		642.52
75970 Marketing & Promotion - Travel Meals		5.61
Total 75000 Marketing & Promotion	$	**39,354.06**
76000 Bank & Financing		
76100 Bank & Financing - Bank Charges and Fees		261.00
76200 Bank & Financing - Finance Charges		1,771.62
76300 Bank & Financing - Loan Interest Paid		809.27
76500 Bank & Financing - Late Fee		79.00
Total 76000 Bank & Financing	$	**2,920.89**
77000 Professional Fees		
77100 Professional Fees - Legal Fees		21,213.07
77150 Professional Fees - Accounting Fees		9,600.00
77200 Professional Fees - Professional Service Fees		7,101.77
77300 Professional Fees - Web Design / Material Design Fees		2,408.00
Total 77000 Professional Fees	$	**40,322.84**
Corporate Expenses		
62000 Equipment Rental		1,112.72
62100 Corporate Expenses - Guaranteed Payments		86,686.79
62625 Corporate Expenses - Account Support (Promo)		578.29
62650 Corporate Expenses - Business Meals		278.84
62675 Corporate Expenses - Travel Meals		46.60
62800 Corporate Expenses - Auto Rental/Uber		37.66
Total Corporate Expenses	$	**88,740.90**
Sales Expenses		

72050 Sales Expenses - Sales - NC - Commissions		9,350.00
72075 Sales Expenses - Sales Team - NC		94,413.43
72125 Sales Expenses - Point of Sale		2,081.95
72150 Sales Expenses - Sales Supplies		983.11
72275 Sales Expenses - Account Support (Promo)		950.64
72325 Sales Expenses - Events/Festivals/Awards		900.00
72550 Sales Expenses - Lodging		4,397.37
72625 Sales Expenses - Travel Meals		2,329.01
72650 Sales Expenses - Business Meals		82.13
72675 Sales Expenses - Parking Fees/tolls		115.09
72700 Sales Expenses - Auto		7,273.95
72725 Sales Expenses - Auto Rental/Uber		199.28
Total Sales Expenses	**$**	**123,075.96**
Total Expenses	**$**	**358,530.11**
Net Operating Income	**-$**	**260,807.80**
Other Income		
1010 Cash-Savings		1.74
4105 Interest-Savings		9.21
4110 Rewards Income		412.31
Chase Reward Credit		800.81
PPP Loan Forgiven		0.00
Total Other Income	**$**	**1,224.07**
Other Expenses		
5800 Depreciation Expense		15,927.54
5805 Amortization Expense		5,455.71
79000 General & Administrative		
79100 General & Administrative - Business Licenses and Fees		3,005.41
79150 General & Administrative - Charity		0.02
79200 General & Administrative - Dues and Subscriptions		2,983.20
79250 General & Administrative - Insurance Expense		13,621.30
79325 Breakage		-2,134.70

79400 Other Miscellaneous Expense		41.20
Total 79000 General & Administrative	$	**17,516.43**
VARC Questions		10,512.92
Total Other Expenses	$	**49,412.60**
Net Other Income	-$	**48,188.53**
Net Income	-$	**308,996.33**

Wednesday, Jul 31, 2024 11:50:38 AM GMT-7 - Accrual Basis

Lonerider Spirits, LLC
Statement of Cash Flows
January 2022 - December 2023

	Jan - Dec 2022	Jan - Dec 2023	Total
OPERATING ACTIVITIES			
Net Income	-308,996.33	-63,311.06	-372,307.39
Adjustments to reconcile Net Income to Net Cash provided by operations:			0.00
Accounts Receivable (A/R)	11,976.27	-45,377.96	-33,401.69
1175 Prepaid Royalties	26,247.67		26,247.67
Inventory Asset	384,094.79	-241.63	383,853.16
Loans to Others	-3,045.70	-20,000.00	-23,045.70
Uncategorized Asset	52.19		52.19
1990 Accumulated Depreciation	50,366.71		50,366.71
1995 Accumulated Amortization	16,367.13		16,367.13
Accounts Payable (A/P)	7,628.08	-16,757.48	-9,129.40
Bill (Divvy) 2279	-4,455.18	223.48	-4,231.70
Capital One Spark Credit Card	-13,083.06	13,220.56	137.50
Chase Card 4847	-8,951.62	5,244.72	-3,706.90
Chase Card Kasey (deleted)	-24.74		-24.74
CitiBusiness AA card	-15,650.92	18,195.24	2,544.32
PPP Loan Dogwood State Bank	-24,100.00		-24,100.00
Revolving LOC - First Bank CL 8602	1.35		1.35
Sales Tax Payable	776.41	-146.38	630.03
THEREISNOBOX Loan	40,000.00	60,000.00	100,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 468,199.38	$ 14,360.55	$ 482,559.93
Net cash provided by operating activities	$ 159,203.05	-$ 48,950.51	$ 110,252.54
INVESTING ACTIVITIES			
Fixed Asset Other Tools Equipment	6,231.45	-12,420.00	-6,188.55
Toyota	3,293.97		3,293.97
Net cash provided by investing activities	$ 9,525.42	-$ 12,420.00	-$ 2,894.58
FINANCING ACTIVITIES			

2100 Lease Payable	-20,620.39		-20,620.39
Other Long Term Liabilities - Barrel Reservation Loan		48,000.00	48,000.00
Other Long Term Liabilities - Founders Club Barrel Bonds	9,800.00		9,800.00
PPP Loan 2020 - Notes Payable	-5,000.00		-5,000.00
SBA 2020 Loan - Notes Payable		-8,411.00	-8,411.00
Suntrust Loan - Jeep	-2,947.44	-15,787.40	-18,734.84
Suntrust Loan - Toyota	78.11		78.11
3025 Equity - Purvesh Patel		-5,000.00	-5,000.00
3055 Equity - Ryan & Taylor Boone	49.00		49.00
3075 Equity - Robert Bailey	248.00		248.00
3110 Equity - Sumit Vohra	-545.00		-545.00
3265 WeFunder Crowdfunding SVP - Partner's Equity	129,239.00		129,239.00
Retained Earnings	-359,707.63		-359,707.63
Net cash provided by financing activities	**-$ 249,406.35**	**$ 18,801.60**	**-$ 230,604.75**
Net cash increase for period	**-$ 80,677.88**	**-$ 42,568.91**	**-$ 123,246.79**

Monday, Nov 04, 2024 09:54:39 AM GMT-8

Lonerider Spirits, LLC

Consolidated BALANCE SHEET

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	(39,213)
Accounts Receivable, net		33,743
Inventory		211,222
Due from Related Parties		3,046
Total Current Assets		**208,798**
Property and Equipment, net		57,354
Right-of-Use Asset		12,392
Security Deposit		2,102
Intangible Assets		50,000
Total Assets	$	**330,646**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	3,308
Credit Cards		42,881
Other Current Liabilities		(11,445)
Total Current Liabilities		**34,744**
Promissory Notes and Loans		696,766
Lease Liability, net of current portion		12,019
Total Liabilities		**743,529**
LIABILITIES AND MEMBERS' EQUITY		
Members' Equity		(412,883)
LIABILITIES AND MEMBERS' EQUITY		**(412,883)**
Total Liabilities and Members' Equity	$	**330,646**

See accompanying notes to financial statements.

check   -

Lonerider Spirits, LLC

Consolidated STATEMENT OF OPERATIONS

For the Year Ended December 31,		2023
(USD $ in Dollars)		
Net revenue	$	487,826
Cost of goods sold		172,424
Gross Profit		**315,402**
Operating expenses		
General and administrative		478,075
Sales and marketing		83,828
Total Operating Expenses		561,903
Net Operating Loss		(246,501)
Interest expense		628
Other Loss/(Income)		(6,472)
Loss Before Provision for Income Taxes		(240,657)
Provision/(Benefit) for Income Taxes		-
Net Loss	$	**(240,657)**

NOTE 1 – NATURE OF OPERATIONS

Lonerider Spirits, LLC was formed on 5/2/2018 ("Inception") in the State of North Carolina. The financial statements of Lonerider Spirits, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Raleigh, NC.

Lonerider Spirits LLC is a craft spirits company dedicated to creating unique, high-quality bourbon and whiskey products that defy traditional expectations. Our company blends and packages craft spirits, focusing on innovative flavor profiles like Tequila Cask Bourbon and Pecan Whiskey. By using meticulously selected barrels, we provide exclusive, limited-edition offerings that cater to discerning spirits enthusiasts. What sets us apart is our commitment to the craft – not only in the spirits we produce but also in the immersive experience we offer at our on-premise locations. Our mission is to bring a fresh, rebellious spirit to the industry with the promise: *"This is not your dad's whiskey. It's yours."*

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31st, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of bottled spirits, merchandise, and tasting room experiences when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NC state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all tax returns filed in past six years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory

The Company's inventory consists of aging barrels, finished spirits, and packaging materials, with a total inventory value of $211,222 as of the reporting date. Inventory is valued at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis. The aging barrels represent spirits in various stages of the aging process, and the finished spirits include bottled products ready for sale. Packaging materials consist of bottles, labels, and other items required to package the Company's products for distribution.

Property, Plant & Equipment (PP&E)

The Company's PP&E assets are recorded at a total of $121,148 and are depreciated using the straight-line method over their estimated useful lives. The useful lives for major asset categories are as follows:

- Distilling and bottling equipment: 7-10 years
- Buildings and leasehold improvements: 15-20 years
- Vehicles and other assets: 5-7 years

Depreciation expense is recorded annually and allocated across asset categories based on the Company's use of these assets in production and operations.

Debt

As of the reporting date, the Company has outstanding debt totaling $696,766. This amount comprises barrel notes, a traditional note, and an SBA loan. The terms of the debt are as follows:

- **Barrel Notes**: These notes are secured by aging barrels and carry a fixed interest rate, payable on a quarterly basis, with principal repayments due upon the barrels reaching a saleable condition.
- **Traditional Note**: The traditional note has a fixed interest rate and a defined repayment schedule, with monthly principal and interest payments due over the term of the loan.
- **SBA Loan**: The SBA loan is backed by the Small Business Administration and carries a variable interest rate. Repayment terms include monthly payments of principal and interest, with a balloon payment due upon maturity.

The Company is in compliance with all debt covenants as of the reporting date, and no defaults have occurred on any of the outstanding debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of following shares of our common stock.

- Class A: 2,030,123
- Class B: 3,864,715
- Class W-1: 562,500
- Class W-2: 65,750
- Class Reg-CF: 76,922

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31st, 2023 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit [1]	Total Stockholders' Deficit [2]
	Shares	Amount	Shares	Amount			
Inception	-	$ -	4,575,185	45,752	$ -	$ -	$ 45,751.85
Issuance of Series B Stock	-	-	1,119,693	1,791,509	-	-	1,791,509
Shares issued for services	-	-	628,250	6,283	-	-	6,283
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(314,096)	(314,096)
December 31, 2021	-	$ -	6,323,128	$ 1,843,543	$ -	$ (314,096)	$ 1,529,447
Issuance of Series B Stock	-	-	123,034	196,854	-	-	196,854
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(288,834)	(288,834)
December 31, 2022	-	$ -	6,446,162	$ 2,040,397	$ -	$ (602,929)	$ 1,437,468
Issuance of Reg-CF Stock	-	-	76,922	129,229	-	-	129,229
Shares issued for cash	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-
Conversion of preferred stock	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(308,996)	(308,996)
December 31, 2023	-	$ -	6,523,084	$ 2,169,626	$ -	$ (911,926)	$ 1,257,701

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

CERTIFICATION

I, Sumit Vohra, Principal Executive Officer of Lonerider Spirits, LLC, hereby certify that the financial statements of Lonerider Spirits, LLC included in this Report are true and complete in all material respects.

Sumit Vohra
_____

CEO, Chairman of the Board (Part Time)